UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32593

GLOBAL PARTNERS LP

(Exact name of registrant as specified in its charter)

P.O. Box 9161

800 South Street

Waltham, Massachusetts 02454-9161

(781) 894-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of each class of securities covered by this Form)

Common Units

9.50% Series B Fixed Rate Cumulative Redeemable Perpetual Preferred Units

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 25, 2024	GLOBAL PARTNERS LP

		By:	Global GP LLC,
its general partner

		By:	/s/ Sean T. Geary
		Name:	Sean T. Geary
Chief Legal Officer and Secretary